Exhibit 107

Calculation of Filing Fee Tables

424(b)(2)

(Form Type)

Philip Morris International Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate		Amount of Registration Fee
Fees to Be Paid	Debt	4.875% Notes due 2026	457(r)	$1,250,000,000	99.651%	$1,245,637,500	$ $	110.20 per 1,000,000	$137,269.25
	Debt	4.875% Notes due 2028	457(r)	$1,000,000,000	99.414%	$994,140,000	$ $	110.20 per 1,000,000	$109,554.23
	Debt	5.125% Notes due 2030	457(r)	$1,500,000,000	99.178%	$1,487,670,000	$ $	110.20 per 1,000,000	$163,941.23
	Debt	5.375% Notes due 2033	457(r)	$1,500,000,000	99.793%	$1,496,895,000	$ $	110.20 per 1,000,000	$164,957.83
	Total Offering Amounts					$5,224,342,500			$575,722.54
	Total Fees Previously Paid								—
	Total Fee Offsets								—
	Net Fee Due								$575,722.54